UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     This Report on Form 6-K contains portions of Deutsche Bank AG’s Interim Report as of March 31, 2006.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 23, 2006 on pages 7 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: May 3, 2006

	By:	/s/ Krekeler

	Name:	Hans-Dirk Krekeler
	Title:	General Counsel to the Management Board

	By:	/s/ Anthony Di Iorio

	Name:	Anthony Di Iorio
	Title:	Group Controller

Deutsche Bank Interim Report as of March 31, 2006
Deutsche Bank — The Group at a Glance

	Three months ended
	Mar 31, 2006	Mar 31, 2005

Share price at period end	€94.25	€66.55
Share price high	€96.19	€69.90
Share price low	€81.17	€63.35
Basic earnings per share	€3.76	€2.36
Diluted earnings per share[1]	€3.30	€2.09
Average shares outstanding, in m., basic	455	468
Average shares outstanding, in m., diluted	519	509
Return on average total shareholders’ equity (after tax)	22.4%	16.7%
Adjusted return on average active equity (after tax)	25.4%	19.2%
Pre-tax return on average total shareholders’ equity	34.2%	27.0%
Pre-tax return on average active equity	39.7%	30.2%
Cost/income ratio	67.3%	71.5%

	in € m.	in € m.
Total revenues	7,990	6,583
Provision for loan losses	10	94
Total noninterest expenses	5,375	4,706
Income before income tax expense and cumulative effect of accounting changes	2,605	1,783
Net income	1,710	1,103

Underlying revenues	7,839	6,456
Provision for credit losses	4	81
Operating cost base	5,302	4,526
Underlying pre-tax profit	2,515	1,837
Underlying pre-tax return on average active equity	38.4%	31.1%
Underlying cost/income ratio	67.6%	70.1%

	Mar 31, 2006	Dec 31, 2005
	in € bn.	in € bn.
Total assets	1,035	992
Loans, net	157	151
Shareholders’ equity	30.8	29.9

BIS core capital ratio (Tier I)	8.8%	8.7%

	Number	Number
Branches	1,587	1,588
thereof in Germany	834	836
Employees (full-time equivalent)	64,103	63,427
thereof in Germany	26,247	26,336

Long-term rating
Moody’s Investors Service, New York	Aa3	Aa3
Standard & Poor’s, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–
The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 42 and 43 of this report.

[1]	Including numerator effect of assumed conversions. The effect for the three months ended March 31, 2006 and 2005 was € 0.00 and € (0.08), respectively.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Discussion of Results
Deutsche Bank reported income before income taxes for the first quarter 2006 of € 2.6 billion, up 46% versus € 1.8 billion in the first quarter 2005. Net income was € 1.7 billion, up 55% versus € 1.1 billion in the prior year first quarter. Reported pre-tax return on average active equity was 40%, up ten percentage points versus 30% in the first quarter 2005. Pre-tax return on average active equity per our target definition, which excludes restructuring expenses and substantial gains from sale of industrial holdings, was also 40%, up by seven percentage points versus the first quarter 2005. Diluted earnings per share were € 3.30, up 58% versus the first quarter 2005.
Group Highlights
Net revenues for the quarter were € 8.0 billion, up 21% versus the first quarter 2005. In the Corporate and Investment Bank (CIB), revenues in sales and trading rose 37% to € 4.4 billion, with best-ever quarterly revenues both in Sales & Trading (Debt and other Products) and Sales & Trading (Equity). Revenues in Sales & Trading (Debt and other Products) rose 19% to € 2.8 billion, while Sales & Trading (Equity) rose 90% to € 1.6 billion, reflecting growth in all major regions and most core businesses. Revenues in Origination rose 18% to € 468 million, while revenues in Advisory rose 58% to € 180 million, reflecting high levels of corporate activity in Europe, notably in Germany. Revenues in Private Clients and Asset Management (PCAM) rose 14% to € 2.3 billion, driven by strong business flows from both investment management and consumer lending products in Private & Business Clients (PBC), together with continued momentum in Asset and Wealth Management (AWM). Revenues in this division grew 18% compared to the first quarter 2005, with the current quarter including higher gains on asset sales in Real Estate Asset Management.
     Provision for credit losses, which includes provisions for both loan losses and off-balance sheet positions (the latter reported in noninterest expenses), was € 4 million for the first quarter 2006, compared to € 81 million in the first quarter 2005. This reduction primarily reflected recoveries and releases owing to a series of successful workouts in CIB, while the level of new provisions was low due to the high quality of the loan book and a benign credit environment. Problem loans at the end of the first quarter were € 3.6 billion, down from € 3.9 billion at the end of the previous quarter, while the ratio of problem loans to total loans fell to 2.2%, the lowest level for more than five years. The ratio of loan loss allowances to problem loans rose to 51%.
     Noninterest expenses for the quarter were € 5.4 billion, up 14% versus the first quarter 2005. The reported cost/income ratio improved by four percentage points to 67%, versus 71% in the first quarter 2005. Restructuring expenses were € 42 million during the quarter, compared to € 168 million in the first quarter 2005. The operating cost base, which excludes restructuring expenses and other items, was € 5.3 billion, up 17% versus the first quarter 2005. The underlying cost/income ratio improved by two percentage points to 68%, versus 70% in the first quarter 2005, reflecting sustained cost discipline in a period of strong business performance. Compensation costs rose 21% to € 3.6 billion, reflecting higher performance-related compensation. The ratio of compensation costs to revenues remained stable compared to the previous year. Non-compensation costs rose 10% to € 1.7 billion, reflecting higher business volumes and continued investments in growth initiatives.

     Income before income taxes for the quarter was € 2.6 billion, up 46% versus the first quarter 2005. Reported pre-tax return on average active equity was 40%, up ten percentage points from 30% in the first quarter 2005. Per our target definition (which excludes restructuring expenses of € 42 million in the current quarter and of € 168 million in the first quarter last year), pre-tax return on average active equity was also 40%, up seven percentage points from 33% in the first quarter 2005.
     Net income for the quarter was € 1.7 billion, up 55% versus the first quarter 2005. Net income includes € 46 million of cumulative effects of accounting changes, net of tax, resulting primarily from the adoption of SFAS 123(R), which requires the adjustment of accrued compensation costs to reflect expected forfeitures. Diluted earnings per share were € 3.30, up 58% versus € 2.09 in the first quarter 2005. The effective tax rate was 36% compared to 38% in the first quarter 2005.
     The BIS Tier 1 capital ratio rose to 8.8% at the end of the quarter, from 8.7% at the end of the previous quarter. This ratio thus remains at the upper end of our target range of 8-9%. During the quarter we repurchased 12.1 million shares, or 2.3% of the total shares issued, for a consideration of € 1.1 billion, as part of our fourth share buyback program. By the end of the first quarter, repurchases under this program reached a cumulative total of 28.3 million shares at an average price of € 84.84 per share. This represents 5.5% of total shares issued, and 52% of the total repurchase capacity of this program. At the 2006 Annual General Meeting on June 1st, management will seek shareholder approval for a new buyback authorization of up to 10% of shares issued.
     Group Headcount (on a full-time equivalent basis) saw a net rise of 676 during the quarter, reflecting investments in business expansion, notably in Europe and key emerging markets. As part of the bank’s investment in PBC’s distribution platform, 215 additional full time equivalent posts were created in Germany.

Business Segment Review
Corporate and Investment Bank Group Division (CIB)
In CIB, underlying pre-tax profit was € 2.1 billion for the first quarter 2006, an increase of € 528 million, or 33%, from € 1.6 billion in the first quarter 2005. Income before income taxes, which also includes restructuring expenses of € 22 million in the first quarter 2006 and € 122 million in the first quarter of the previous year, improved by € 628 million, or 43%, to € 2.1 billion. This record performance was driven by higher revenues, which grew by € 1.1 billion, or 25%, to € 5.7 billion.
Corporate Banking & Securities (CB&S)
Deutsche Bank’s Sales & Trading businesses posted record revenues in both Debt and other products and in Equity. The Origination and Advisory businesses also registered substantial year-on-year growth. Most businesses continued to demonstrate strong earnings momentum, thanks to growing customer demand for capital markets products and a favourable trading environment, together with ongoing benefits from the Business Realignment Program, as illustrated by the integration of the Debt and Equity sales and trading platforms.
     Sales & Trading (Debt and other products) generated revenues of € 2.8 billion in the first quarter 2006, an increase of 19% over its previous record performance in the first quarter 2005. Revenue growth was significant in the credit businesses, driven by increasing customer activity in credit derivatives and securitized products and by profitable capital structure arbitrage opportunities. Deutsche Bank’s foreign exchange business, which Euromoney ranked #1 in the world for the second consecutive year with a market share of over 19%, increased revenues substantially against a background of higher volatility in G10 currencies. Emerging markets debt trading showed good revenue growth primarily due to a stronger performance in Latin America. Net revenues in interest rate products were lower due to reduced customer activity in duration management and structured investment products. In addition, earnings in the commodities business did not benefit significantly from the volatility in energy prices during the quarter, reflecting the bank’s relatively low exposure to this sector.
     Sales & Trading (Equity) generated record quarterly revenues of € 1.6 billion, an increase of 90% over the first quarter 2005. All business lines experienced significant earnings growth with net revenues substantially higher in equity derivatives, emerging markets and prime services. These business lines benefited from increasing activity across all major customer types and geographies and tighter alignment with our fixed income franchise. In addition, trading volumes in cash equities grew significantly across all regions while favourable market conditions during the quarter also contributed to a strong performance in proprietary trading.
     Origination and Advisory generated revenues of € 648 million in the first quarter 2006, an increase of € 138 million, or 27%, from the same period last year. Origination (Debt) revenues were driven by acquisition financing and market share gains in syndicated loans (source: Dealogic) in a rising interest rate environment. Origination (Equity) revenues increased as a result of a strong IPO market. We performed strongly in European IPOs and gained market share in the Americas, Europe and Japan, while Advisory revenues surged by more than 50% reflecting a strong increase in M&A activity and market share gains in the Americas, Europe and Asia Pacific excluding Japan (source: Dealogic). In Europe, we advised on six of the top ten largest deals announced in the first quarter of 2006 (source: Thomson Financial).

     Loan Products revenues were € 169 million for the first quarter 2006, a 56% decrease on the same period last year. The decrease was primarily due to mark-to-market losses on credit default swaps used to hedge our investment-grade loan exposure. While credit spreads widened in the comparative period of 2005, the first quarter of 2006 saw overall spread tightening with particular impact on selected industry sectors of the hedge portfolio of our Loan Exposure Management Group.
     CB&S recorded a net release of € 56 million in provision for credit losses in the first quarter 2006, compared to a net charge of € 8 million for the comparative quarter last year. Approximately half of the improvement was attributable to a recovery relating to one borrower, with the remainder reflecting other successful workouts giving rise to recoveries as well as provision releases. The level of new provisions remained low, supported by the continued benign credit environment and tight credit discipline.
     The operating cost base in CB&S was € 3.2 billion in the first quarter 2006, a 26% increase over the same period last year, driven by higher performance-related compensation in line with the development of operational performance. The underlying cost/income ratio improved to 63%, versus 64% in the first quarter 2005. Noninterest expenses in the first quarter included € 14 million restructuring charges representing CB&S’ share of the Business Realignment Program.
     Underlying pre-tax profit in CB&S was € 1.9 billion in the quarter, up 34% versus the first quarter 2005.
Global Transaction Banking (GTB)
Transaction Services revenues were € 535 million in the first quarter 2006, an increase of € 48 million, or 10%, versus the same period in 2005. Trust & Securities Services revenues grew significantly as a result of strong new business and transaction volumes in Structured Finance Services and Domestic Custody. Cash Management earnings were also higher from both the Corporate and the Financial Institution businesses.
     GTB recorded a net release of € 16 million in provision for credit losses in the first quarter 2006, compared to a net release of € 4 million for the comparative quarter last year, reflecting the benign credit conditions.
     GTB’s operating cost base in the first quarter 2006 was € 364 million, a 6% increase from the comparative period last year, mainly reflecting higher transaction-related expenses as well as increased performance-related compensation in line with the improved operational performance. Noninterest expenses included restructuring charges of € 7 million in the current quarter and of € 15 million in the first quarter 2005, representing GTB’s share of the Business Realignment Program.
     Underlying pre-tax profit was € 187 million in the quarter, up 25% versus the first quarter 2005.

Private Clients and Asset Management Group Division (PCAM)
In PCAM, underlying pre-tax profit in the first quarter was a record € 558 million, up 37% versus the first quarter 2005. Income before income taxes, after taking into account restructuring charges of € 20 million, was € 538 million in the first quarter 2006, up 49% or € 176 million versus the first quarter 2005 (which reflected restructuring expenses of € 45 million). Underlying revenues were € 2.3 billion, up € 280 million or 14% versus the first quarter 2005 while the operating cost base of € 1.7 billion increased € 119 million or 8%.
     During the first quarter 2006, PCAM’s invested assets grew by € 18 billion to € 885 billion compared to € 867 billion at year end 2005. The growth was largely attributable to net new assets of € 12 billion, including net inflows of € 8 billion in the European retail asset management business and of € 4 billion in Private Wealth Management (PWM). The remaining net increase in invested assets was attributable to market appreciation, in part offset by foreign exchange rate movements.
Asset and Wealth Management Corporate Division (AWM)
In AWM, underlying revenues in the first quarter were € 1.0 billion, up € 157 million or 18% versus the first quarter 2005. Portfolio/fund management revenues (AM) increased 14%, primarily reflecting higher management fees, particularly in the retail business in Germany corresponding to the aforementioned growth in invested assets, as well as higher levels of performance fees in the Real Estate businesses. These increases were partly offset by a decline of revenues subsequent to the sale of a substantial part of our UK- and Philadelphia-based AM businesses in the second half of 2005. Portfolio/fund management revenues (PWM) increased 17% primarily reflecting strong performance increases in client portfolios and continued net inflows of invested assets. Brokerage revenues were up 15% versus the first quarter 2005, mainly due to higher transaction-based flow revenues from increased client activity in strong financial markets. Loan/deposit revenues increased 23%, driven by higher margin loan and time deposit volumes. Revenues from Other products grew 50%, to € 119 million, primarily due to higher gains from investment sales in the Real Estate business, predominantly in the Asia-Pacific region.
     The operating cost base was € 794 million in the current quarter, up 10% or € 75 million versus the first quarter 2005, mainly driven by higher performance-related compensation and marketing expenses related to the re-branding campaign in the U.S. of Scudder as DWS Scudder. Partly offsetting these increases was the favourable impact of the aforementioned sale of businesses.
     AWM’s underlying pre-tax profit was € 238 million, its second best ever quarterly result and an increase of € 75 million, or 46%, versus the first quarter 2005.
Private & Business Clients (PBC)
PBC achieved record results in the first quarter of 2006 both in terms of revenues and profitability. Underlying revenues of € 1.3 billion grew by € 123 million or 11% versus the first quarter 2005, driven by higher returns from investment management products and consumer finance. Portfolio/fund management and brokerage revenues grew significantly by 47% and 20%, respectively, supported by favourable conditions in Germany and in other European countries with increased customer activity and strong business volumes. Our diversified range of investment products, including offerings using Deutsche Bank’s Global Markets and Asset Management expertise, combined with our well-established distribution channels enabled us to take full advantage of this positive market environment. Loan/deposit revenues grew by 7% versus the first quarter 2005. Loan revenues showed robust growth reflecting our strategy of expanding consumer lending. Deposit revenues also increased, due to higher volumes and margins.

     Provision for credit losses of € 80 million was essentially unchanged compared to the first quarter 2005. The impact of higher loan volumes was offset as both the rate and the aging of delinquent loans improved in the current quarter.
     The operating cost base of € 875 million in the first quarter 2006 was up 5% versus the first quarter of the previous year. The cost increase remained moderate despite continuing growth initiatives, with staff increases mainly in Germany, India and Poland.
     PBC’s underlying pre-tax profit increased to a new quarterly record of € 321 million, up 31% compared to the first quarter 2005.
Corporate Investments Group Division (CI)
CI reported an underlying pre-tax profit of € 2 million in the first quarter 2006, an improvement of € 47 million from an underlying loss of € 44 million in the first quarter 2005. CI’s income before income taxes was € 135 million in the first quarter 2006. Included were net gains and significant equity pick-ups from investments of € 126 million, of which a gain of € 85 million resulted from the sale of our remaining stake in EUROHYPO AG. In the first quarter 2005 income before taxes of € 69 million included a net gain of € 80 million on the sale of our stake in Südzucker AG.
     The book value of CI’s alternative assets was further reduced to € 1.1 billion at March 31, 2006 compared to € 1.4 billion at December 31, 2005.

Report of Independent Registered Public Accounting Firm
To the Supervisory Board of Deutsche Bank Aktiengesellschaft
We have reviewed the accompanying condensed consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of March 31, 2006, and the related consolidated statements of income, comprehensive income, consolidated statements of changes in shareholders’ equity, and cash flows for the three month periods ended March 31, 2006 and 2005. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group’s management.
     We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
     Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.
     We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Deutsche Bank Group as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated March 9, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany), May 2, 2006

Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

Interest revenues	12,485	8,907
Interest expense	10,881	7,464
Net interest revenues	1,604	1,443
Provision for loan losses	10	94

Net interest revenues after provision for loan losses	1,594	1,349

Commissions and fees from fiduciary activities	937	809
Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,286	918
Fees for other customer services	656	607
Trading revenues, net	2,970	2,411
Net gains on securities available for sale	42	110
Net income from equity method investments	271	132
Other revenues	224	153

Total noninterest revenues	6,386	5,140

Compensation and benefits	3,624	2,998
Net occupancy expense of premises	250	245
Furniture and equipment	42	40
IT costs	373	378
Agency and other professional service fees	271	182
Communication and data services	158	147
Other expenses	615	548
Goodwill impairment/impairment of intangibles	—	—
Restructuring activities	42	168

Total noninterest expenses	5,375	4,706

Income before income tax expense and cumulative effect of accounting changes	2,605	1,783
Income tax expense	941	649
Reversal of 1999/2000 credits for tax rate changes	—	31

Income before cumulative effect of accounting changes, net of tax	1,664	1,103
Cumulative effect of accounting changes, net of tax	46	—

Net income	1,710	1,103
Earnings per Share (EPS)

	Three months ended
in €	Mar 31, 2006	Mar 31, 2005

Earnings per common share:
Basic:
Income before cumulative effect of accounting changes, net of tax	3.66	2.36
Cumulative effect of accounting changes, net of tax[1]	0.10	—
Net income	3.76	2.36
Diluted:
Income before cumulative effect of accounting changes, net of tax[2]	3.21	2.09
Cumulative effect of accounting changes, net of tax[1]	0.09	—
Net income	3.30	2.09

Number of shares in m.
Denominator for basic earnings per share — weighted-average shares outstanding	454.7	467.7
Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions	518.5	509.1

[1]	Related to SFAS 123(R), the cumulative effect of accounting changes, net of tax, was € 0.09 on basic EPS and € 0.08 on diluted EPS as of March 31, 2006. Related to EITF 05-5, the cumulative effect of accounting changes, net of tax, was € 0.01 on basic and diluted EPS each as of March 31, 2006.

[2]	Including numerator effect of assumed conversions. The effect for the three months ended March 31, 2006 and 2005 was € 0.00 and € (0.08), respectively.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

Net income	1,710	1,103

Other comprehensive income:
Reversal of 1999/2000 credits for tax rate changes	—	31
Unrealized gains (losses) on securities available for sale:
Unrealized net gains arising during the period, net of tax and other	215	59
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	(101)	(97)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(38)	(4)
Foreign currency translation:
Unrealized net gains (losses) arising during the period, net of tax	(276)	378
Net reclassification adjustment for realized net (gains) losses, net of tax	—	(1)

Total other comprehensive income (loss)	(200)	366

Comprehensive income	1,510	1,469

Consolidated Balance Sheet
Assets

	Mar 31, 2006	Dec 31, 2005
in € m.	(unaudited)

Cash and due from banks	6,931	6,571
Interest-earning deposits with banks	15,893	11,963
Central bank funds sold and securities purchased under resale agreements	118,288	130,993
Securities borrowed	111,638	101,125
Bonds and other fixed-income securities	271,446	260,469
Equity shares and other variable-yield securities	106,312	99,479
Positive market values from derivative financial instruments	79,795	75,354
Other trading assets	14,001	13,091

Total trading assets	471,554	448,393
Securities available for sale	22,881	21,675
Other investments	4,492	7,382
Loans, net	156,638	151,355
Premises and equipment, net	4,924	5,079
Goodwill	7,051	7,045
Other intangible assets, net	1,180	1,198
Other assets	113,050	99,382

Total assets	1,034,520	992,161
Liabilities and Shareholders’ Equity

	Mar 31, 2006	Dec 31, 2005
in € m.	(unaudited)

Noninterest-bearing deposits	27,815	30,005
Interest-bearing deposits	346,113	350,782

Total deposits	373,928	380,787
Bonds and other fixed-income securities	84,702	81,294
Equity shares and other variable-yield securities	32,344	28,473
Negative market values from derivative financial instruments	93,193	84,580

Total trading liabilities	210,239	194,347
Central bank funds purchased and securities sold under repurchase agreements	181,639	143,524
Securities loaned	9,406	24,581
Other short-term borrowings	18,381	20,549
Other liabilities	88,521	81,377
Long-term debt	117,326	113,554
Obligation to purchase common shares	4,319	3,506

Total liabilities	1,003,759	962,225

Common shares, no par value, nominal value of € 2.56	1,325	1,420
Additional paid-in capital	14,186	11,672
Retained earnings	21,822	22,628
Common shares in treasury, at cost	(1,022)	(3,368)
Equity classified as obligation to purchase common shares	(4,319)	(3,506)
Share awards	—	2,121
Accumulated other comprehensive income (loss)
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,164)	(2,164)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,612	2,498
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(29)	9
Minimum pension liability, net of tax	(8)	(8)
Foreign currency translation, net of tax	(1,642)	(1,366)

Total accumulated other comprehensive loss	(1,231)	(1,031)

Total shareholders’ equity	30,761	29,936

Total liabilities and shareholders’ equity	1,034,520	992,161

Consolidated Statement of Changes in Shareholders’ Equity
(unaudited)

	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

Common shares
Balance, beginning of year	1,420	1,392
Common shares issued under share-based compensation plans	7	12
Retirement of common shares	(102)	—
Balance, end of period	1,325	1,404
Additional paid-in capital
Balance, beginning of year	11,672	11,147
Reclassification from share awards — common shares issuable	3,456	—
Reclassification from share awards — deferred compensation	(1,335)	—
Net change in share awards in the reporting period	188	—
Common shares issued under share-based compensation plans	194	167
Tax benefits related to share-based compensation plans	10	—
Other	1	—
Balance, end of period	14,186	11,314
Retained earnings
Balance, beginning of year, as previously reported	22,628	19,814
Effects of changes in accounting principles	13	—
Balance, beginning of year	22,641	19,814
Net income	1,710	1,103
Net gains on treasury shares sold	141	64
Retirement of common shares	(2,667)	—
Other	(3)	1
Balance, end of period	21,822	20,982
Common shares in treasury, at cost
Balance, beginning of year	(3,368)	(1,573)
Purchases of shares	(9,320)	(8,650)
Sale of shares	8,896	8,311
Retirement of shares	2,769	—
Treasury shares distributed under share-based compensation plans	1	3
Balance, end of period	(1,022)	(1,909)
Equity classified as obligation to purchase common shares
Balance, beginning of year	(3,506)	(3,058)
Additions	(813)	(814)
Deductions	—	—
Balance, end of period	(4,319)	(3,872)
Share awards — common shares issuable
Balance, beginning of year	3,456	2,965
Reclassification to additional paid-in capital	(3,456)	—
Deferred share awards granted, net	—	904
Deferred shares distributed	—	(3)
Balance, end of period	—	3,866
Share awards — deferred compensation
Balance, beginning of year	(1,335)	(1,452)
Reclassification to additional paid-in capital	1,335	—
Deferred share awards granted, net	—	(904)
Amortization of deferred compensation, net	—	362
Balance, end of period	—	(1,994)
Accumulated other comprehensive loss
Balance, beginning of year	(1,031)	(3,331)
Reversal of 1999/2000 credits for tax rate changes	—	31
Change in unrealized net gains on securities available for sale, net of applicable tax and other	114	(38)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(38)	(4)
Foreign currency translation, net of tax	(276)	377
Balance, end of period	(1,231)	(2,965)

Total shareholders’ equity, end of period	30,761	26,826

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005
Net income	1,710	1,103

Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	10	94
Restructuring activities	8	84
Gain on sale of securities available for sale, other investments, loans and other	(231)	(198)
Deferred income taxes, net	(60)	312
Impairment, depreciation and other amortization and accretion	(111)	489
Cumulative effect of accounting changes, net of tax	46	—
Share of net income from equity method investments	(183)	(117)

Net change in:
Trading assets	(22,193)	(11,268)
Other assets	(13,070)	(8,023)
Trading liabilities	15,820	2,176
Other liabilities	5,649	7,725
Other, net	169	(887)

Net cash used in operating activities	(12,436)	(8,510)

Net change in:
Interest-earning deposits with banks	(3,668)	(2,911)
Central bank funds sold and securities purchased under resale agreements	12,921	(7,415)
Securities borrowed	(10,513)	(20,022)
Loans	(6,771)	(5,897)

Proceeds from:
Sale of securities available for sale	3,303	1,659
Maturities of securities available for sale	1,240	1,088
Sale of other investments	2,828	662
Sale of loans	1,892	2,682
Sale of premises and equipment	87	36

Purchase of:
Securities available for sale	(5,974)	(6,145)
Other investments	(290)	(503)
Loans	(1,142)	(1,855)
Premises and equipment	(95)	(167)

Net cash paid for business combinations/divestitures	(462)	—

Other, net	(54)	21

Net cash used in investing activities	(6,698)	(38,767)

Net change in:
Deposits	(6,865)	19,384
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	22,940	15,962
Other short-term borrowings	(2,168)	5,177

Issuances of long-term debt	14,994	15,782

Repayments and extinguishments of long-term debt	(9,296)	(8,485)

Common shares issued under share-based compensation plans	199	179

Purchases of treasury shares	(9,320)	(8,650)

Sale of treasury shares	9,033	8,380

Cash dividends paid	—	—

Other, net	71	33

Net cash provided by financing activities	19,588	47,762

Net effect of exchange rate changes on cash and due from banks	(94)	199

Net increase in cash and due from banks	360	684
Cash and due from banks, beginning of period	6,571	7,579
Cash and due from banks, end of period	6,931	8,263

Interest paid	11,082	6,994
Income taxes paid, net	502	298

Basis of Presentation
The accompanying consolidated financial statements as of March 31, 2006 and 2005 and for the three months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company’s 2005 Financial Report and SEC Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other financial information.

Impact of Changes in Accounting Principles (unaudited)
FSP FIN 46(R)-6
In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN 46(R) is permitted but not required, however, if elected, it must be completed no later than the end of the first annual reporting period after July 15, 2006. We are currently evaluating the potential impact, if any, that the adoption of FSP FIN 46(R)-6 will have on our consolidated financial statements.
FSP FTB 85-4-1
In March 2006, the FASB issued FSP FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (“FSP FTB 85-4-1”). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Under the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and the Group has elected to apply the fair value method to all life settlement contracts held as of January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million has been recognized as of January 1, 2006.
SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on our consolidated financial statements.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The adoption of SFAS 155 is not expected to have a material impact on our consolidated financial statements.
EITF 05-5
In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (“EITF 05-5”). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, the Group had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. Upon adoption of EITF 05-5, the Group recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.
EITF 03-1, FSP EITF 03-1-1 and FSP FAS 115-1 and FAS 124-1
In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position No. EITF 03-1-1 (“FSP EITF 03-1-1”), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.
     In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115-1 and FAS 124-1. The final FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November 2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 requires reference to existing accounting guidance when assessing whether impairment is other-than-temporary.

     FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03-1, was superseded with the final issuance of FSP FAS 115-1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have an impact on our consolidated financial statements.
SFAS 123 (Revised 2004)
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.
     In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Accordingly, the Group adopted SFAS 123(R) effective January 1, 2006. For transition purposes, the Group elected the modified prospective application method. Under this application method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date.
     Upon adoption in 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited. Compensation expense for future awards granted in relation to annual bonuses, but which include a vesting period, will no longer be recognized in the applicable performance year as part of compensation earned for that year.
     In addition, as a result of adopting SFAS 123(R), certain balance sheet amounts associated with share-based compensation costs have been reclassified within the equity section of the balance sheet. This change in presentation had no net effect on our total equity. Effective January 1, 2006, deferred compensation (representing unearned costs of share-based payments) and common shares issuable are presented on a net basis, with the net amount being reclassified into additional paid-in capital.

     Prior to the adoption of SFAS 123(R), the Group had recognized compensation cost for all awards granted as a retention incentive over the vesting period. With the adoption of SFAS 123(R), the Group has accelerated the expense accrual for awards granted in February 2006 which, due to early retirement provisions, are determined to include a nominal, but nonsubstantive service period. The expense recognized for these awards was € 21 million. For awards granted prior to the adoption of SFAS 123(R), the accounting remains unchanged.
     If compensation expense for such awards had previously been recognized on an accelerated basis, the additional compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 would have been € 101 million, € 177 million and € 130 million, respectively. As a result of the accelerated recognition of compensation expense in the earlier years, the compensation expense recognized in the quarter ended March 31, 2006 for such awards would have been € 49 million less than the actual compensation expense.
     On November 10, 2005, the FASB released the final FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP FAS 123(R)-3”), which provides a practical transition election related to the calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (that is, the additional paid-in-capital (APIC) pool). The Group has until December 31, 2006 to elect a transition method made available by this FSP and is in the process of evaluating the alternatives to calculate its APIC pool.
IFRS
Regulations regarding IFRS. In accordance with EU and German regulations, we will adopt International Financial Reporting Standards (IFRS) in our consolidated financial statements for fiscal years starting January 1, 2007 (with 2006 comparative figures).
     We will also adopt IFRS as our basis of reporting in SEC filings. Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation between U.S. GAAP and IFRS net income and shareholders’ equity is disclosed as supplemental information.
     IFRS project. We commenced preparations for the conversion to IFRS in 2004. A dedicated project team was assembled and separate work streams were established to handle the various aspects of the conversion. The objective of the project is to ensure a structured and well-considered approach to implementation. The project involves all business areas and group functions.
     The project began with the identification of the differences between U.S. GAAP and IFRS to determine the key financial, business and system impacts. Accounting decisions were made where IFRS offers accounting choices. In addition, technical guidance was provided to business areas and group functions to ensure accurate and consistent application. This is in the process of being documented in an accounting and reporting manual.
     In 2005, we made the key changes to required accounting and reporting procedures, and consolidation systems. Other system changes have been identified and will be implemented throughout 2006 to further automate the IFRS requirements.
     The project is designed to ensure readiness for adoption of IFRS by all relevant parties and includes providing the necessary education.

     The project is advancing according to plan and is being monitored via normal project controls and change management.
     The main risks and uncertainties relate to financial and process impacts due to changing accounting standards. However, developments of both IASB and FASB standards are being closely monitored. In addition, we participate actively in the due process of standards development.
     Main differences between IFRS and U.S. GAAP. Although IFRS and U.S. GAAP are similar in many ways and the IASB and FASB are committed to convergence, currently several differences remain for financial institutions, with the major differences relating to financial instrument classification and measurement, financial instruments recognition and derecognition, as well as consolidation assessments. However, future rule changes could have an impact on our opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be estimated at this time.

Segment Information (unaudited)
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
     Management responsibility has changed in the first quarter 2006 for certain sales and customer service functions which were previously reported within the Corporate Banking & Securities Corporate Division and have been transferred to the Global Transaction Banking Corporate Division. In addition, certain service functions have been transferred from the businesses to the central infrastructure group.
     Prior periods have been restated to conform to the current year’s presentation.
     Effective February 27, 2006, the Group concluded the acquisition of the remaining 60% of United Financial Group (UFG), which was included in the corporate division Corporate Banking & Securities.

Segmental Results of Operations

Three months ended					Private Clients and Asset
Mar 31, 2006	Corporate and Investment Bank				Management
		Global		Asset and				Total
	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(except percentages)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting

Net revenues	5,146	535	5,681	1,052	1,275	2,327	160	8,168

Underlying revenues	5,146	535	5,681	1,037	1,275	2,313	28	8,021

Provision for loan losses	(57)	(6)	(63)	(1)	78	78	(4)	10
Provision for off-balance sheet positions[1]	1	(9)	(9)	(0)	2	2	0	(7)

Provision for credit losses	(56)	(16)	(72)	(1)	80	79	(3)	4

Operating cost base	3,249	364	3,613	794	875	1,669	29	5,311
Minority interest	12	—	12	6	0	6	(1)	18
Restructuring activities	14	7	22	12	8	20	0	42
Goodwill impairment/impairment of intangibles	—	—	—	—	—	—	—	—
Policyholder benefits and claims	—	—	—	15	—	15	—	15
Provision for off-balance sheet positions[1]	1	(9)	(9)	(0)	2	2	0	(7)

Total noninterest expenses	3,276	362	3,637	827	885	1,712	29	5,379

Income before income taxes	1,927	179	2,107	225	312	538	135	2,779

Add (deduct):
Net gains on securities available for sale/industrial holdings including hedging	—	—	—	—	—	—	(9)	(9)
Significant equity pick-ups/ net gains from investments[2]	—	—	—	—	—	—	(126)	(126)
Net gains from businesses sold/ held for sale	—	—	—	—	—	—	—	—
Net gains related to premises	—	—	—	—	—	—	2	2
Restructuring activities	14	7	22	12	8	20	0	42
Goodwill impairment/impairment of intangibles	—	—	—	—	—	—	—	—

Underlying pre-tax profit	1,942	187	2,128	238	321	558	2	2,689

Cost/income ratio in %	64	69	64	79	69	73	18	66
Underlying cost/income ratio in %	63	68	64	77	69	72	107	66
Assets[3]	918,141	21,067	924,987	36,237	85,822	122,017	14,938	1,026,899
Risk-weighted positions (BIS risk positions)	164,356	12,747	177,103	12,132	60,341	72,473	5,456	255,032
Average active equity	16,423	1,125	17,548	5,089	2,076	7,165	1,067	25,779
Pre-tax return on average active equity in %	47	64	48	18	60	30	51	43
Underlying pre-tax return on average active equity in %	47	66	49	19	62	31	1	42

[1]	Provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

[2]	Includes net gains/losses from significant equity method investments and other significant investments.

[3]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Three months ended					Private Clients and Asset
Mar 31, 2005	Corporate and Investment Bank				Management
		Global		Asset and				Total
	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(except percentages)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting

Net revenues	4,052	486	4,538	891	1,153	2,044	112	6,694

Underlying revenues	4,052	486	4,538	880	1,153	2,033	(2)	6,570
Provision for loan losses	9	6	16	1	78	78	(0)	94
Provision for off-balance sheet positions[1]	(1)	(11)	(11)	(0)	(1)	(1)	(0)	(12)

Provision for credit losses	8	(4)	4	0	77	77	(0)	81

Operating cost base	2,582	342	2,924	719	831	1,550	42	4,516
Minority interest	10	—	10	(1)	0	(1)	1	10
Restructuring activities	107	15	122	34	11	45	0	168
Goodwill impairment/impairment of intangibles	—	—	—	—	—	—	—	—
Policyholder benefits and claims	—	—	—	11	—	11	—	11
Provision for off-balance sheet positions[1]	(1)	(11)	(11)	(0)	(1)	(1)	(0)	(12)

Total noninterest expenses	2,698	346	3,045	762	842	1,603	43	4,691

Income before income taxes	1,345	134	1,478	129	233	362	69	1,909

Add (deduct):
Net gains on securities available for sale/industrial holdings including hedging	—	—	—	—	—	—	(87)	(87)
Significant equity pick-ups/ net gains from investments[2]	—	—	—	—	—	—	(27)	(27)
Net gains from businesses sold/ held for sale	—	—	—	—	—	—	—	—
Net (gains) on the sale of premises	—	—	—	—	—	—	—	—
Restructuring activities	107	15	122	34	11	45	0	168
Goodwill impairment/impairment of intangibles	—	—	—	—	—	—	—	—

Underlying pre-tax profit (loss)	1,451	149	1,600	162	244	407	(44)	1,962

Cost/income ratio in %	67	73	67	86	73	79	39	70
Underlying cost/income ratio in %	64	70	64	82	72	76	N/M	69
Assets (as of Dec 31, 2005)[3]	872,924	18,056	881,635	37,150	86,554	123,666	15,025	984,184
Risk-weighted positions (BIS risk positions)	135,737	11,665	147,402	12,415	55,450	67,865	10,099	225,366
Average active equity	11,455	1,329	12,784	4,837	1,713	6,551	3,328	22,663
Pre-tax return on average active equity in %	47	40	46	11	54	22	8	34
Underlying pre-tax return on average active equity in %	51	45	50	13	57	25	(5)	35

N/M — Not meaningful

[1]	Provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

[2]	Includes net gains/losses from significant equity method investments and other significant investments.

[3]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and nine months ended March 31, 2006 and 2005:
Revenue Components of the Corporate and Investment Bank Group Division

	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

Origination (equity)	155	128
Origination (debt)	313	268

Total Origination	468	396

Sales & Trading (equity)	1,567	824
Sales & Trading (debt and other products)	2,826	2,380

Total Sales & Trading	4,393	3,204

Advisory	180	114
Loan products	169	381
Transaction services	535	486
Other products	(64)	(42)

Total	5,681	4,538

Revenue Components of the Private Clients and Asset Management Group Division

	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

Portfolio/fund management	729	623
Brokerage	546	463
Loan/deposit	634	586
Payments, account & remaining financial services	215	212
Other products	203	160

Total	2,327	2,044

     Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

	Three months ended
	Mar 31, 2006			Mar 31, 2005
	Total	Consoli-		Total		Consoli-
	Manage-	dation &	Total	Manage-		dation &	Total
	ment	Adjust-	Consoli-	ment		Adjust-	Consoli-
in € m.	Reporting	ments	dated	Reporting		ments	dated

Net revenues	8,168	(179)	7,990	6,694		(110)	6,583
Provision for loan losses	10	—	10	94		—	94
Noninterest expenses	5,379	(5)	5,375	4,691		15	4,706

Income (loss) before income taxes[1]	2,779	(174)	2,605	1,909		(125)	1,783

Total assets	1,026,899	7,621	1,034,520	984,184	[2]	7,977 [2]	992,161	[2]
Risk-weighted positions (BIS risk positions)	255,032	1,252	256,283	225,366		1,439	226,804
Average active equity	25,779	447	26,226	22,663		957	23,620

[1]	Income before income tax expense and cumulative effect of accounting changes.

[2]	As of December 31, 2005.
Consolidation & Adjustments includes adjustments for differences between accounting methods used for management reporting and U.S. GAAP, as well as adjustments related to activities that are outside the responsibility of the business segments (“Corporate Items”).
In Consolidation & Adjustments, loss before income taxes was € 174 million compared to € 125 million in the first quarter 2005. The change over last year’s first quarter was attributable to a higher negative impact from items outside of the responsibility of the business segments.

Information on the Income Statement (unaudited)
Net Interest and Trading Revenues

	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

Net interest revenues	1,604	1,443

Trading revenues, net	2,970	2,411

Total net interest and trading revenues	4,574	3,854

Breakdown by Group Division/CIB product:
Sales & Trading (equity)	1,157	588
Sales & Trading (debt and other products)	2,447	2,217
Total Sales & Trading	3,605	2,805
Loan products[1]	48	225
Transaction services	261	222
Remaining products[2]	21	1

Total Corporate and Investment Bank	3,935	3,253
Private Clients and Asset Management	736	694
Corporate Investments	(34)	(39)
Consolidation & Adjustments	(63)	(54)

Total net interest and trading revenues	4,574	3,854

[1]	Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

[2]	Includes net interest and trading revenues of origination, advisory and other products.
Pension and Other Postretirement Benefits

	Pension benefits		Postretirement benefits
	Three months ended		Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005	Mar 31, 2006	Mar 31, 2005

Service cost	82	65	2	1
Interest cost	99	96	3	2
Expected return on plan assets	(103)	(97)	—	—
Actuarial loss recognized	17	11	0	—
Settlement/curtailment	(1)	2	—	—

Total defined benefit plans	94	77	5	3

Defined contribution plans	53	48	—	—

Net periodic benefit expense	147	125	5	3
As disclosed in the Financial Report 2005 on page 129 and in the 2005 SEC Form 20-F on page F-52, the Group expects to fund its defined benefit pension schemes in 2006 for a total of approximately € 300 million representing expected 2006 service costs.

Share-Based Compensation
Effective January 1, 2006, the Group adopted SFAS 123(R) using the modified prospective application method. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after the required effective date.
     SFAS 123(R) replaces SFAS 123 and supersedes APB Opinion No. 25. The Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this, the Group applied the intrinsic-value-based provisions of APB Opinion No. 25.
     The following table illustrates what the effect on net income and earnings per common share would have been for the three months ended March 31, 2005 if the Group had applied the fair value method to all share-based awards.

Three months ended
in € m.	Mar 31, 2005

Net income, as reported	1,103
Add: Share-based compensation expense included in reported net income, net of related tax effects	149
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(147)

Pro forma net income	1,105

Earnings per share:
Basic — as reported	€ 2.36
Basic — pro forma	€ 2.36
Diluted — as reported[1]	€ 2.09
Diluted — pro forma[1]	€ 2.09

[1]	Including numerator effect of assumed conversions. The effect for the three months ended March 31, 2005 was € (0.08).
Upon adoption of SFAS 123(R) in 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which in accordance with SFAS 123(R) are based on the estimated number of share-based payment awards to vest, including the effect of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited.
     The following table summarizes information on the Group’s share-based compensation plans used for granting new awards. These plans, and those plans no longer used for granting new awards, are described in detail in our Financial Report 2005 on pages 116 through 119 and in our 2005 Form 20-F on pages F-40 through F-43.

Plan name	Eligibility	Service	Expense	Equity or	Performance
		period*	treatment	Equity	Options/
				Units	Partnership
Appreciation
Rights

Share-based compensation plans
Restricted Equity Units Plan	Select executives	4.5 years	[3]	X

DB Global Partnership Plan
DB Equity Units
as bonus grants	Select executives	2 years	[2]	X
as retention grants	Select executives	3.5 years	[3]	X
Performance Options	Select executives[1]	4 years	[2]		X
Partnership Appreciation Rights	Select executives[1]	4 years	[2]		X

DB Share Scheme
as bonus grants	Select employees	3 years	[2]	X
as retention grants	Select employees	3 years	[3]	X

DB Key Employee Equity Plan (DB KEEP)	Select executives	5 years	[3]	X

DB Global Share Plan (since 2004)	All employees[4]	1 year	[3]	X

*	Approximate period after which all portions of the award are no longer subject to plan-specific forfeiture provisions.

[1]	Performance Options and Partnership Appreciation Rights are granted as units.

[2]	The value is recognized during the applicable performance year as part of compensation expense (until performance year 2004, since 2005 performance year is to be amortized over the requisite service period in accordance with SFAS 123(R)).

[3]	The value is recognized on a straight-line basis over the requisite service period as part of compensation expense.

[4]	A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate.
Compensation Expense
Expense related to share awards is recognized on a straight line basis over the requisite service period. The service period usually begins on the grant date of the award and ends when the award is no longer subject to plan-specific forfeiture provisions. Awards are forfeited if a participant terminates employment under certain circumstances. Expected forfeitures are factored into the expense accrual calculation.
     The Group recognized compensation expense related to its significant share-based compensation plans as follows.

	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

DB Global Partnership Plan	1	1
DB Global Share Plan	11	11
DB Share Scheme/Restricted Equity Units Plan/ DB KEEP[1]	247	239
Stock Appreciation Rights Plan[2]	28	16

Total	287	267

[1]	Compensation expense for the three months ended March 31, 2006 included an acceleration expense of € 21 million for awards granted in February 2006, determined to include a non-substantive service period due to early retirement provisions.

[2]	For the quarters ended March 31, 2006 and 2005, net (gains) losses of € (51) million and € 13 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.
The related total recognized tax benefit for the three months ended March 31, 2006 was approximately € 105 million and € 95 million for the three months ended March 31, 2005.
     As of March 31, 2006, unrecognized compensation cost related to nonvested share-based compensation was € 1.7 billion, which is expected to be recognized over an average period of approximately 2 years 2 months.

     The following is a summary of the activity in the Group’s current compensation plans involving share and option awards for the quarter ended March 31, 2006 (amounts in thousands of shares, except exercise prices).

	DB Global Partnership Plan
		Weighted-
		average grant
		date fair value
	DB Equity Units	per share	Performance	Weighted-
			Options[1]	average exercise
				price[2]

Balance at December 31, 2005	290	€ 57.38	16,105	€ 77.82
Granted	93	€ 78.90	—	—
Issued	—	—	—	—
Exercised	—	—	(2,777)	€ 76.21
Forfeited	—	—	(17)	€ 89.39

Balance at March 31, 2006	383	€ 62.62	13,311	€ 78.14

Weighted-average remaining contractual life at:
March 31, 2006			2 years 3 months
December 31, 2005			2 years 4 months

[1]	All DB Global Partnership Performance Options are exercisable as of March 31, 2006.

[2]	The weighted-average exercise price does not include the effect of the PARs for the DB Global Partnership Plan.
The following is a summary of the activity in the Group’s compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan (Since 2004)) for the quarter ended March 31, 2006. Expense for bonus awards, retention awards and DB Global Share Plan (Since 2004) is recognized over the requisite service period.

	DB Share			Weighted-
	Scheme/	Global Share		average grant
	DB KEEP/	Plan (Since		date fair value
in thousands of shares	REU	2004)	Total	per share

Balance at December 31, 2005	64,952	534	65,486	€ 51.96
Granted	11,383	—	11,383	€ 73.18
Issued	(26)	—	(26)	€ 52.44
Forfeited	(397)	(1)	(398)	€ 53.63

Balance at March 31, 2006	75,912	533	76,445	€ 55.11

The following is a summary of the Group’s share-based compensation plans (for which there will be no future awards) for the quarter ended March 31, 2006 (amounts in thousands of shares, except strike and exercise prices).

	Stock Appreciation Rights Plans		DB Global Share Plan (2003 & 2002)
	Units[1]	Weighted-	Shares	Performance	Weighted-
		average		Options[2]	average
		strike price			exercise
price

Balance at December 31, 2005	7,107	€ 69.79	N/A	2,510	€ 69.77
Granted	—	—	—	—	—
Issued	—	—	—	—	—
Exercised	(2,264)	€ 67.65	—	(312)	€ 71.23
Forfeited	—	—	—	(33)	€ 74.84
Expired	—	—	—	—	—

Balance at March 31, 2006	4,843	€ 70.78	N/A	2,165	€ 69.48

Weighted-average remaining contractual life at:
March 31, 2006		10 months			3 years 3 months
December 31, 2005		1 year			3 years 6 months

N/A — Not applicable. Participant was fully vested for shares purchased under the DB Global Share Plan.

[1]	The total payments made upon exercise for the three months ended March 31, 2006 was approximately € 56 million.

[2]	All DB Global Share Performance Options are exercisable as of March 31, 2006.
The total intrinsic value of all Performance Options (DB Global Partnership Plan and DB Global Share Plan 2003 & 2002, not including the effect of the PARs for the DB Global Partnership Plan) exercised during the three months ended March 31, 2006 was approximately € 26 million and € 64 million for the three months ended March 31, 2005. The aggregate intrinsic value of outstanding Performance Options as of March 31, 2006 was € 229 million.
     Settlement of PARs led to payments of approximately € 35 million in the first quarter of 2006.
     The amount of cash received from exercise of options during the three months ended March 31, 2006 was € 234 million.
     The tax benefits realized from Performance Option exercises (including PARs) during the first quarter 2006 was approximately € 10 million.
Funding Principles
Equity-based compensation programs are funded through shares that have previously been bought back in the market as well as through newly issued shares. Share-based compensation plans, where employees have the right to receive common shares of the Group at specified future dates, are covered by shares that have been bought back under the scope of the Bank’s share buy-back programs prior to the award date. In contrast to share awards, exercised employee stock options are covered by issuing new shares using conditional capital. Based on the option rights granted and not exercised at March 31, 2006 capital still can be increased by approximately € 40 million.

Information on the Balance Sheet (unaudited)
Securities Available for Sale

	Mar 31, 2006				Dec 31, 2005
	Fair	Gross unrealized		Amortized	Fair	Gross unrealized			Amortized
	value		holding	cost	value	holding			cost

in € m.		gains	losses				gains	losses

Debt securities	16,983	131	(137)	16,989	16,296	236		(56)	16,116
Equity securities	5,898	2,685	(7)	3,220	5,379	2,382		(6)	3,003

Total	22,881	2,816	(144)	20,209	21,675	2,618		(62)	19,119

Problem Loans

	Mar 31, 2006			Dec 31, 2005
	Impaired	Non-	Total	Impaired	Non-	Total
	loans	performing		loans	performing
		homoge-			homoge-
in € m.		neous loans			neous loans

Nonaccrual loans	2,193	1,093	3,286	2,444	1,106	3,550

Loans 90 days or more past due and still accruing	13	160	173	13	189	202

Troubled debt restructurings	106	0	106	119	—	119

Total problem loans	2,312	1,253	3,565	2,576	1,295	3,871

Allowance for Credit Losses

Allowance for loan losses	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

Balance, beginning of year	1,928	2,345

Provision for loan losses	10	94

Net charge-offs	(132)	(136)
Charge-offs	(216)	(172)
Recoveries	84	36
Allowance related to acquisitions/divestitures	—	—
Foreign currency translation	(5)	20

Balance, end of period	1,801	2,323

Allowance for off-balance sheet positions	Three months ended
in € m.	Mar 31, 2006	Mar 31, 2005

Balance, beginning of year	329	345

Provision for off-balance sheet positions	(7)	(12)
Allowance related to acquisitions/divestitures	—	—
Foreign currency translation	(2)	4

Balance, end of period	320	336

Other Assets and Other Liabilities

in € m.	Mar 31, 2006	Dec 31, 2005

Other assets:

Brokerage and securities related receivables	59,000	49,175
Loans held for sale, net	26,297	25,453
Other assets related to insurance business	1,180	1,149
Due from customers on acceptances	154	93
Accrued interest receivable	4,668	5,000
Tax assets	6,345	5,903
Other	15,406	12,609

Total other assets	113,050	99,382

in € m.	Mar 31, 2006	Dec 31, 2005

Other liabilities:
Brokerage and securities related payables	48,330	42,528
Insurance policy claims and reserves	2,034	1,940
Acceptances outstanding	154	93
Accrued interest payable	4,483	4,684
Accrued expenses	6,670	9,584
Tax liabilities	8,068	7,215
Other	18,782	15,333

Total other liabilities	88,521	81,377

Long-term Debt

in € m.	Mar 31, 2006	Dec 31, 2005

Senior debt:
Bonds and notes:
Fixed rate	56,040	54,898
Floating rate	44,380	41,785

Subordinated debt:
Bonds and notes:
Fixed rate	9,968	9,830
Floating rate	6,938	7,041

Total	117,326	113,554

Liability for Restructuring Activities

	BRP restructuring liability established in			Total
	4th quarter		1st quarter
in € m.	2004	2005	2006

As of Dec 31, 2005	6	178	—	184
Additions	—	—	46	46
Utilization	(1)	(127)	(34)	(162)
Releases	(1)	(3)	—	(4)
Increases due to exchange rate fluctuations	—	(1)	—	(1)

As of Mar 31, 2006	4	47	12	63

Other Financial Information (unaudited)
Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

Mar 31, 2006	Consolidated	Significant VIEs
	VIEs
	Aggregated	Aggregated	Maximum
in € m.	total assets	total assets	exposure to loss

Commercial paper programs	820	30,162	27,310
Guaranteed value mutual funds	565	10,532	10,402
Asset securitization	12,739	—	—
Structured finance and other	14,474	5,078	755
Commercial real estate leasing vehicles, closed-end funds and real estate investment entities	768	730	56

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The Group’s maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

Financial Instruments with Off-Balance Sheet Credit Risk

in € m.	Mar 31, 2006	Dec 31, 2005

Irrevocable commitments to extend credit
For book claims and bills of exchange	129,488	130,492
For guarantees and letters of credit	1,263	1,209
Placement and underwriting commitments	880	896
Total irrevocable commitments to extend credit	131,631	132,597

Revocable commitments to extend credits	21,731	22,344

Total commitments to extend credit	153,362	154,941

Capital According to BIS

in € m.	Mar 31, 2006	Dec 31, 2005

Tier I
Common shares	1,325	1,420
Additional paid-in capital[1]	14,186	11,672
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation[2]	14,839	16,508
Minority interests	641	622
Noncumulative trust preferred securities	4,198	3,587
Other (equity contributed on silent partnership interests)	—	—
Items deducted (principally goodwill and tax effect of available for sale securities)	(12,596)	(11,911)

Total core capital	22,593	21,898

Tier II
Unrealized gains on listed securities (45% eligible)	1,204	1,182
Other inherent loss allowance	317	435
Cumulative preferred securities	1,158	1,178
Subordinated liabilities, if eligible according to BIS	9,069	9,193

Total supplementary capital	11,748	11,988

Total regulatory capital	34,341	33,886

[1]	Share awards included at March 31, 2006.

[2]	Share awards included at December 31, 2005.
BIS Risk Position and Capital Adequacy Ratios

in € m., unless stated otherwise	Mar 31, 2006	Dec 31, 2005

BIS risk position[1]	256,283	251,202
BIS capital ratio (Tier I + II + III)[2]	13.4%	13.5%

BIS core capital ratio (Tier I)	8.8%	8.7%

[1]	Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 10.9 billion and € 10.5 billion at March 31, 2006 and December 31, 2005, respectively.

[2]	Currently we do not have Tier III capital components.

Litigation
Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 20 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp. The consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron’s former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the Newby action against Deutsche Bank AG. Plaintiffs in Newby filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against Deutsche Bank AG under federal securities laws and also added similar claims against its subsidiaries Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas (“DBTCA”). On March 29, 2004, the Court dismissed in part the claims alleged in the Newby action against the Deutsche Bank entities. Specifically, the Court dismissed the fraud claims, but did not dismiss the non-fraud claims. On July 26, 2005, the Court granted plaintiffs’ motion for reconsideration of the partial dismissal of claims against the Deutsche Bank entities, and reinstated the fraud claims against the Deutsche Bank entities that had been dismissed on March 29, 2004. Plaintiffs’ motion to certify a class of shareholders in Newby was argued before the Court on March 7 and 8, 2006, and is pending.
     Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities’ motion to partially dismiss the adversary complaint is pending.
     In addition to Newby and the adversary proceeding described above, there are third-party actions brought by Arthur Andersen in Enron-related cases asserting contribution claims against Deutsche Bank AG, DBSI and many other defendants, and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against the same entities named by Arthur Andersen, as well as DBTCA.

     Tax-Related Products. Deutsche Bank AG, along with certain affiliates and employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in more than 75 legal proceedings brought by investors in various tax-oriented transactions. Deutsche Bank provided financial products and services to these investors, who were advised by various accounting, legal and financial advisory professionals. The investors claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the investors allege that, together with Deutsche Bank, the professional advisors improperly misled the investors into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual investors, while others are asserted on behalf of a putative investor class. No litigation class has been certified as against Deutsche Bank. The legal proceedings are currently at various pre-trial stages, including discovery.
     The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is on-going.

     Philipp Holzmann AG. Philipp Holzmann AG (“Holzmann”) is a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG’s Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, it cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments received by Deutsche Bank in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages because of its allegedly unlawful support of Holzmann’s 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.
     General. Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

Other Information
Supervisory Board
Klaus Funk was a member of the Supervisory Board until February 1, 2006. Peter Kazmierczak, who was first elected in 2002 and resigned in 2003, followed him as his substitute for the remainder of the term of office.
Value-at-risk of Trading Units1, 2

	Total		Interest rate		Equity price		Foreign		Commodity
			risk			risk	exchange risk		price risk
in € m.	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Average[3]	68.2	65.8	47.7	52.8	39.1	33.3	16.8	10.3	14.1	7.0
Maximum[3]	74.6	79.2	56.9	61.6	44.8	43.1	33.5	18.2	25.0	11.3
Minimum[3]	58.3	57.8	42.1	41.9	31.4	22.9	10.2	5.5	10.3	3.5
Period-end[4]	70.5	69.8	43.1	55.3	43.1	32.8	29.8	12.9	13.8	9.6

[1]	All figures for 1-day holding period; 99% confidence level.

[2]	Value-at-risk is not additive due to correlation effects.

[3]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2006 and the year 2005, respectively.

[4]	Figures for 2005 as of December 31, 2005; figures for 2006 as of March 31, 2006.
RoE Target Definition
During the implementation of our “transformation strategy” started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.
     In light of this convergence, our pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges and substantial gains from industrial holdings divided by average active equity.
     Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

	Three months ended
in € m., unless stated otherwise	Mar 31, 2006	Mar 31, 2005

Reported income before income taxes[1]	2,605	1,783
Add (deduct):
Restructuring activities (Business Realignment Program-related)	42	168
Substantial gains from industrial holdings	—	—

Income before income taxes (target definition)	2,647	1,951

Average active equity	26,226	23,620
Pre-tax return on average active equity (target definition)	40.4%	33.0%

[1]	Income before income tax expense and cumulative effect of accounting changes.
We continue to disclose the Group’s underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.

Reconciliation of Reported to Underlying Results
This document contains non-U.S. GAAP financial measures, including underlying revenues, provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are
—	definitions of such non-U.S. GAAP financial measures,

—	reconciliation of such measures to the most directly comparable U.S. GAAP financial measures.
Definitions of Financial Measures
We use the following terms with the following meanings:
—	Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).

—	Provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).

—	Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities, goodwill impairment/impairment of intangibles and provisions relating to grundbesitz-invest in the fourth quarter of 2005.

—	Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles, provisions relating to grundbesitz-invest in the fourth quarter of 2005 and specific revenue items as referred to in the respective tables.

—	Underlying cost/income ratio in %: Operating cost base as a percentage of underlying revenues. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

—	Average active equity: The portion of adjusted average total shareholders’ equity that has been allocated to a segment pursuant to the Group’s capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders’ equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank’s Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments.

—	In determining the total amount of average active equity to be allocated, average total shareholders’ equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividend accruals.

—	Adjusted return on average active equity (after tax) in %: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. Underlying pre-tax return on average active equity in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. Pre-tax return on average active equity in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

—	Underlying equity turnover (based on average active equity) in %: Underlying revenues (annualized) as a percentage of average active equity. Equity turnover (based on average active equity) in %: Net revenues (annualized) as a percentage of average active equity. Equity turnover (based on average shareholders’ equity) in %: Net revenues (annualized) as a percentage of average shareholders’ equity.

—	Underlying profit margin in %: Underlying pre-tax profit as a percentage of underlying revenues. Profit margin in %: Income before income taxes as a percentage of net revenue.
Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC Form 20-F of March 23, 2006 on pages F-60 and F-61 and in our Financial Report 2005 on pages 137 to 139.

Reconciliation of Reported to Underlying Results
Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

	Three months ended		Change in %
in € m.	Mar 31, 2006	Mar 31, 2005
Reported net revenues[1]	7,990	6,583	21

Add (deduct):
Net gains on securities available for sale/ industrial holdings including hedging	(9)	(87)	(89)
Significant equity pick-ups/net gains from investments[2]	(126)	(27)	N/M
Net gains from businesses sold/held for sale	—	—	N/M
Net gains related to premises	2	—	N/M
Policyholder benefits and claims[3]	(18)	(15)	23

Underlying revenues	7,839	6,456	21

Reported provision for loan losses	10	94	(89)
Provision for off-balance sheet positions[4]	(7)	(12)	(46)

Provision for credit losses	4	81	(95)

Reported noninterest expenses	5,375	4,706	14
Add (deduct):
Restructuring activities	(42)	(168)	(75)
Goodwill impairment/impairment of intangibles	—	—	N/M
Minority interest	(19)	(11)	72
Policyholder benefits and claims[3]	(18)	(15)	23
Provision for off-balance sheet positions[4]	7	12	(46)

Operating cost base	5,302	4,526	17

Reported income before income taxes[5]	2,605	1,783	46
Add (deduct):
Net gains on securities available for sale/ industrial holdings including hedging	(9)	(87)	(89)
Significant equity pick ups/net gains from investments[2]	(126)	(27)	N/M
Net gains from businesses sold/held for sale	—	—	N/M
Net gains related to premises	2	—	N/M
Restructuring activities	42	168	(75)
Goodwill impairment/impairment of intangibles	—	—	N/M

Underlying pre-tax profit	2,515	1,837	37

N/M — Not meaningful

[1]	Net interest revenues before provision for loan losses and total noninterest revenues.

[2]	Includes net gains/losses from significant equity method investments and other significant investments.

[3]	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

[4]	Provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

[5]	Income before income tax expense and cumulative effect of accounting changes.

Reconciliation of Group Reported and Underlying Ratios

	Three months ended		Change
in € m.	Mar 31, 2006	Mar 31, 2005
Reconciliation of cost ratios

Reported noninterest expenses	5,375	4,706	14%
Deduct:
Compensation and benefits	3,624	2,998	21%

Non-compensation noninterest expenses	1,751	1,708	3%

Add (deduct):
Restructuring activities	(42)	(168)	(75)%
Goodwill impairment/impairment of intangibles	—	—	N/M
Minority interest	(19)	(11)	72%
Policyholder benefits and claims	(18)	(15)	23%
Provision for off-balance sheet positions	7	12	(46)%

Non-compensation operating cost base	1,678	1,528	10%

Cost/income ratio	67.3%	71.5%	(4.2) ppt
Underlying cost/income ratio	67.6%	70.1%	(2.5) ppt
Compensation ratio	45.4%	45.5%	(0.1) ppt
Underlying compensation ratio	46.2%	46.4%	(0.2) ppt
Non-compensation ratio	21.9%	25.9%	(4.0) ppt
Underlying non-compensation ratio	21.4%	23.7%	(2.3) ppt

Reconciliation of profitability ratios

Net income	1,710	1,103	55%

Add (deduct):
Reversal of 1999/2000 credits for tax rate changes	—	31	N/M
Cumulative effect of accounting changes, net of tax	(46)	—	N/M

Adjusted net income	1,664	1,134	47%

Average shareholders’ equity	30,475	26,400	15%
Add (deduct):
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	(2,644)	(1,739)	52%
Average dividend accruals	(1,605)	(1,041)	54%

Average active equity	26,226	23,620	11%

Return on average shareholders’ equity (after tax)	22.4%	16.7%	5.7 ppt
Adjusted return on average active equity (after tax)	25.4%	19.2%	6.2 ppt

Pre-tax return on average shareholders’ equity	34.2%	27.0%	7.2 ppt
Pre-tax return on average active equity	39.7%	30.2%	9.5 ppt
Underlying pre-tax return on average active equity	38.4%	31.1%	7.3 ppt

Equity turnover (based on average shareholders’ equity)	104.9%	99.7%	5.2 ppt
Equity turnover (based on average active equity)	121.9%	111.5%	10.4 ppt
Underlying equity turnover (based on average active equity)	119.6%	109.3%	10.3 ppt

Profit margin	32.6%	27.1%	5.5 ppt
Underlying profit margin	32.1%	28.5%	3.6 ppt

ppt — percentage points N/M — Not meaningful

Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations: in Frankfurt:
+49 69 9 10-3 80 80
db.ir@db.com

The Interim Report on the Internet:
www.deutsche-bank.com/1Q2006
Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 23 March 2006 on pages 7 through 13 under the heading “Risk Factors”. Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.